FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

5 May 2023

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at The Eastside Rooms, Birmingham, UK today, the following statements were issued by Group Chairman, Mark Tucker and Group Chief Executive, Noel Quinn.

Group Chairman's Statement:

Before I ask Noel Quinn, our Group Chief Executive, to comment let me first provide a few reflections on some key areas.

First, I would like to comment briefly on the external environment.

So far this year we have seen continued economic volatility and difficulties faced by some banks largely caused by higher interest rates.

Central Banks' rate increases going forward are likely to moderate in order to maintain financial markets stability.

A consequence of this is that inflation is likely to prove more stubborn, reinforced by 'net looser' monetary policy impacting global growth.

However, at the same time China's re-opening has provided a renewed vigour to both global demand and supply.

The Chinese economy has recovered faster than expected with a 4.5% year-on-year increase in GDP in the first quarter. Our economists now estimate the country's economy will grow by 6.3% in 2023.

In recent weeks, I have seen first-hand the strong economic recoveries underway in both Hong Kong and China.

And with energy prices on their way down, notably across Europe, one of the major growth 'headwinds' seems to be easing.

Major Western economies have shown great resilience and appear to have avoided recession although growth will be slow.

Other encouraging signs are coming from the Middle East, where activity is expanding at a robust pace.

However there remain significant headwinds.

Most obviously, inflation is still high and there are serious pressures on the cost of living.

Even though headline inflation rates are falling in most countries, they are still persistently high in markets like the UK with 'core' inflation rates still elevated.

History tells us that fighting inflation is not easy particularly in an environment of heightened geopolitical and financial stability risks.

But we also know from history that price stability is a necessary condition for lasting prosperity.

And this is why I remain confident that inflation will, over time, be tempered.

On the global banking sector specifically.

After the recent collapses of three US banks and the takeover of Credit Suisse, the share prices of all banks have been suppressed.

I do not believe the issues experienced by these banks represent a systemic risk but the market has yet to settle.

The banking sector as a whole is well capitalised, profitable and has good liquidity.

Specifically, HSBC has a strong balance sheet, good liquidity, good profitability and good diversity of earnings.

I have full confidence in our ability to navigate ongoing uncertainty and in many respects, this combined with the nature of the global economic recovery reaffirms the importance of HSBC as a global bank.

Let me now talk briefly about how our strategy is delivering improving performance.

We set out our strategy three years ago because it was clear to the Board that HSBC was underperforming.

There were fundamental issues that needed to be addressed including uneven performance and inefficient use of capital.

As you have seen from our recent results over the last few years, our strategy is delivering much stronger financial performance.

Last year, adjusted profits were up 17%.

Our reported return on tangible equity was 9.9%, or 11.6% on an adjusted basis.

And there was good, broad-based profit generation.

This is the biggest change to your Bank compared with three years ago.

In 2019 our profits were concentrated in the UK and Hong Kong and our businesses in the US and Europe were loss-making.

Today, the UK and Hong Kong are still performing very well and we continue to invest in them.

But we now have profitable businesses in Continental Europe and the US which together contributed more than US$3bn of adjusted profit.

In addition the total amount of adjusted profit contributed by Asia excluding Hong Kong and China was more than US$4bn in 2022 which was an increase of 23% compared to 2019.

Outside Asia, the Middle East generated US$1.8bn of adjusted profit last year.

We also posted strong first quarter results on Tuesday this week.

Noel will go into the details but they underline the good momentum that we have built across our business and that our strategy is delivering improving performance and dividends.

We are committed to ensuring that this upwards trajectory for our profitability and your dividends continues.

Moving on - to the positive impact that our strategy and performance are having on your dividends.

We completely understand the importance of dividends to all our shareholders and are committed to ensuring that you benefit from our improved performance.

In 2022, the dividend was 32 cents per share which was an increase of 28%.

Earlier this week, we announced our first quarterly dividend since 2019 of 10 cents per share.

As I said last year, our plan - if delivered - would lead to higher dividends for 2023 and 2024.

Again, Noel will talk more about this but we expect to have substantial distribution capacity in the years ahead.

On top of this we will consider a special dividend of 21 cents per share to be paid in the first half of 2024 subject to the completion of the sale of our banking operations in Canada and necessary approvals.

However, we are not complacent and our focus remains on executing our strategy so we can deliver the returns that we all want to see, which is very good news for you, our loyal shareholders.

Finally, let me turn to the business before us today at our AGM.

Full details of all the resolutions being tabled before you are contained in the Notice of Meeting but let me say a brief word on some of the resolutions.

Resolutions 3(A) to 3(L) concern the election and re-election of Directors.

Over the past year, two new independent non-executive Directors have joined the Board along with our new Group Chief Financial Officer.

Geraldine Buckingham joined on 1 May 2022. Geraldine is a highly regarded and widely experienced executive within the global financial services industry and she brings significant Asia leadership experience to the Board.

Kalpana Morparia joined on 1 March 2023. Kalpana has deep banking expertise and experience of the Asia region, particularly in India and Southeast Asia, which will be a great asset to the Board.

Georges Elhedery assumed the role of Executive Director and Group Chief Financial Officer on 1 January 2023.

Georges is an exceptional leader with strong experience of leading a global business and a major geographic region, a track record of driving growth while maintaining tight cost discipline and a strong focus on execution.

Georges replaced Ewen Stevenson who stepped down from the Board on 31 December 2022. I would like to thank Ewen for all he has done for the Bank. His leadership, financial expertise and operational rigour were invaluable to HSBC, and we send him our very best wishes for the future.

On 14 February 2023, we announced that Jack Tai would retire from the Board at the conclusion of this year's AGM.

Let me pay tribute to Jack - who has made a significant and lasting contribution to the success of HSBC during his time on the Board, particularly in the strengthening of risk and conduct governance and oversight through a significant period of change.

We wish him the very best with his future endeavours and thank him for all that he has done for HSBC.

These changes mean that subject to the election and re-election of Directors today, your Board will comprise myself as non-executive Chairman, two executive Directors and nine independent non-executive Directors.

Three resolutions have been tabled by shareholders - resolutions 16, 17 and 18.

Resolution 16 was requisitioned by shareholders on behalf of the Midland Clawback Campaign and is essentially another approach to an issue that the Board has carefully considered and which has previously been overwhelmingly rejected by shareholders at AGMs.

We fully understand that this is a very important issue to those members of the Midland Clawback Campaign but our position has consistently been, and remains, that removal of the State Deduction feature would constitute a retrospective change that would benefit a particular group of members and would be unfair to other HSBC Pension Scheme members.

We recommend that you vote against this resolution.

Resolutions 17 and 18 are new and were tabled by a group of shareholders represented by Mr Lui Yu Kin.

They propose strategy and structural reviews for your Bank and to restrict your Board's ability to set the dividend.

We have considered these carefully and fully, and I would like to address them directly.

First, the strategy and structural review resolution.

Last year, and with the benefit of expert advice from third parties, the Board considered a wide range of alternative structural options for your Bank, in some depth.

We concluded that the alternative structural options would materially destroy value for shareholders, including putting your dividends at risk.

This remains our unanimous view today.

HSBC was founded to be a global bank serving East and West and the many points in-between.

Connecting the world's biggest trade and investment blocs for our customers remains what we do best today.

We are the world's leading trade finance bank, top three in foreign exchange and a world-leading payments company.

Being global is how we generate a significant portion of our revenues and is central to our whole strategy.

A restructuring or spin-off would mean that we lose this revenue as our bank would no longer have the connectivity which our customers value.

It would create a period of uncertainty when our clients, employees, and shareholders would all be negatively impacted and distracted.

And there would also be significant costs over a number of years as well as material execution risks.

So it would not be in shareholders' interests to split the Bank.

Turning now to the resolution on dividend policy.

It is not prudent financial management for banks or companies in general to have a fixed dividend.

The Board needs to take into account financial performance, the market context and the Bank's resilience and capital and reserve levels as well as the need to invest in our future and meet all our legal and regulatory requirements.

We are already delivering attractive returns through our dividend pay-out ratio approach.

And as I have said, our current strategy is working.

It is improving our performance and increasing your dividends.

You should not put this at risk.

That is why the Board is unanimous in recommending that you vote against resolutions 17 and 18.

We respect the views and opinions of our shareholders. But we would only ever pursue suggestions if they offered material net benefits for all our shareholders.

It is our unanimous view that these resolutions do not do that.

The Board has a clear responsibility to protect and grow shareholder value.

And the best way to do that is to continue with our current strategy.

So, let me end by repeating our advice to you.

We strongly encourage you to vote against Resolutions 16, 17 and 18.

I hope we can count on your continued support.

I will end my comments by reiterating that your Bank is performing well.

Our strategy is working.

It is delivering improving performance and dividends.

And we are focussed on how we can create even more value for you, our loyal shareholders, over the years to come.

Thank you for your continued support.

It means a great deal to us.

Group Chief Executive's Statement:

I'd also like to welcome all fellow shareholders joining virtually and those with us here in Birmingham.

This is a city that is hugely important to HSBC's history.

It's also where my own association with HSBC began more than 36 years ago, less than a mile from where we are now.

I would like to begin by reflecting on the last three and a half years, which is important context to today's meeting.

In so doing I have to acknowledge that you've been disappointed by the financial performance of your bank in the past.

One of your main criticisms was that parts of the business have underperformed and pulled down the good performances we had in Hong Kong and the UK.

Over the last three years, we have worked hard to address this issue.

Mark highlighted the good broad-based profit generation that we now have.

Our profits in Hong Kong and the UK are no longer being dragged down by underperformance elsewhere.

The Group is performing well as a whole - both geographically and across our different business lines.

Our very strong international proposition has been critical to this achievement.

We have grown our international revenue in each of the past three years.

And we are building strong wealth businesses in mainland China, India and Singapore, to go alongside the market-leading business we have in Hong Kong.

We've accelerated this process through a series of acquisitions, by recruiting wealth planners for our wealth business in mainland China, and by increasing our shareholdings in joint ventures.

All of this work has been supported by strong cost discipline, with the savings made reinvested in technology to improve customer experience.

And we've built a strong platform for improved growth and returns, with new opportunities for value creation.

We saw the benefit of these moves in our 2022 performance.

Adjusted revenue was up 18% and adjusted profits were up 17%.

The dividend was 32 cents per share.

And as Mark said, we achieved a reported return on average tangible equity of 9.9% - or 11.6% on an adjusted basis.

We also announced a strong set of Q1 results on Tuesday.

We had a strong profit performance, with reported PBT of US$12.9bn, including US$3.6bn of notable items which was again spread across all of our major geographies.

All three global businesses performed well.

And cost discipline remained tight.

In the first quarter - excluding the gain on SVB UK and the part-reversal of the impairment on the potential sale of our French retail bank - we delivered an annualised return on tangible equity of 19.3%.

Clearly this was just the first quarter so our focus will be on continuing to deliver good performance over the rest of the year.

Another important change over the past few years has been to our dividend policy.

In the past, the dividend was 51 cents per share every year, irrespective of how much profit we made.

In some years, we were distributing 70, 80, or even 90% of our profits in dividends - which meant we could not invest enough in our business to modernise it and grow it.

We've now committed to a 50% dividend payout ratio for 2023 and 2024.

So, the dividend will get back to around pre-Covid levels if we deliver on our plans - and we will do so on a much more sustainable basis and with substantial capacity still to invest in growth, whilst paying good dividends.

At our Q1 results, we resumed quarterly dividends, with an interim dividend of 10 cents per share, which is the same level as the last time we paid a first quarterly dividend before Covid.

As well as dividends, we can use the money we generate to invest for growth - or for share buybacks, which remain another important way of returning capital to shareholders.

Earlier this week at our Q1 results, we announced that good, continued capital generation enabled us to announce a share buyback of up to US$2bn.

The planned sale of our banking operations in Canada also gives us an opportunity to reward you for your patience and the trust you have had in HSBC.

We intend to consider the payment of a special dividend of 21 cents per share in the first half of 2024 as the first priority use of the proceeds from that transaction, once it closes.

And once we close the Canada transaction, we will decide how much of the remaining proceeds - after the special dividend - we retain within the business, and how much we will return to shareholders via buybacks.

But I want to emphasise that the special dividend and any additional buybacks relating to Canada would be over and above our normal plans for dividends and buybacks.

So, our strategy is working.

And I am confident about future performance, for two main reasons.

First, as I said, we've built a good platform for growth.

We have a strong balance sheet, broad-based profit generation, growing and more diverse revenue, and a tight grip on costs which is enabling us to invest in technology.

And our wealth strategy is continuing to gain traction.

In the first quarter of 2023, we attracted net new invested assets of US$22bn - bringing the total for the last 12 months to US$93bn ..

You have my commitment that we will continue to drive strong performance for the rest of the year, while maintaining cost discipline and investing in growth.

The second reason I'm confident is the diversity and connectivity of our geographic footprint, where we have access to markets that are exhibiting good growth, good international connectivity and return potential.

Like Mark, I've seen first-hand the strong economic recoveries underway in Hong Kong and mainland China.

I've also visited the Middle East recently, where I saw a strong economy that is well placed to continue to grow.

And the UK economy is also showing good resilience, and our HSBC UK business is performing well.

Investing in growth is critical, and we saw an opportunity to do that by acquiring SVB UK.

For 158 years, HSBC has banked the entrepreneurs who created today's industrial base.

With the SVB UK acquisition, we have access to more of the entrepreneurs in the technology and life sciences sectors who will create the businesses of tomorrow.

We believe they're a natural fit for HSBC, and that we're uniquely placed to take them global.

Another area that will offer increasingly significant opportunities is the transition to net zero.

We know that over US$110tn of financing will be required in HSBC's markets over the next three decades.

We want to be at the forefront of this.

We also know that we are in the sectors and regions that are critical and challenging to transform in order to reach net zero in time.

We continue to set 2030 targets across sectors of our portfolio aligned to a 1.5 degree pathway.

We have now set targets for eight sectors for on balance sheet financed emissions.

And we will include off balance sheet emissions as soon as an industry standard is approved.

An important recent milestone was our updated energy policy, which commits us to no longer provide new finance or advisory services for the specific purpose of projects pertaining to new oil & gas fields and related infrastructure, as well as the most carbon-intensive oil assets.

I'm pleased that we have made good progress towards our sustainable financing and investment target to up to US$1tn by 2030.

Between 2020 and 2022, we provided around US$210bn.

Later this year, we will publish our first bank-wide climate transition plan, which will provide further information about the changes underway at the bank, and how we intend to meet our goals.

With our strategy delivering improving performance and dividends, and our belief that it will continue to do so, it is imperative that we do not put this at risk.

With respect to Resolutions 16, 17 and 18, we've considered them fully, but we strongly recommend to all shareholders that they vote against them.

Let me build on Mark's comments on Resolutions 17 and 18.

On Resolution 17, we considered alternative structural options last year, and we did so thoroughly and rigorously with the benefit of external advice and challenge.

Our analysis clearly demonstrated that such options would destroy value and put your dividends at risk.

That conclusion has not changed.

On Resolution 18, I do not believe that fixing the dividend at an absolute level is financially sensible, prudent or workable, particularly for a bank such as HSBC which is systemically important for the UK, Hong Kong and the global financial system

A dividend payout ratio is a much more balanced approach that aligns dividends to the level of profit generated. This model is widely used across the financial services industry and other industries for good reason.

Our first quarter results reinforce our recommendations and demonstrate that our current strategy is the fastest and safest way to improve returns.

Therefore, I reiterate, I strongly recommend shareholders vote against Resolutions 16, 17 and 18.

I am pleased you are seeing the benefits of our strategy through increasing returns and dividends.

You deserve them.

But I also want you to know that I want to continue to drive the performance of your Bank and deliver strong returns.

That is my priority.

We are on the right path.

Thank you for your continued support.

Media enquiries to:
Gillian James                 +44 (0) 20 7992 0516                 gillian.james@hsbcib.com

Investor enquiries to:
Richard O'Connor          +44 (0)20 7991 6590                  investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 05 May 2023